Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 22, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov.

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Mittal Steel recommends that you vote AGAINST the resolutions at the Arcelor Shareholder meeting on the 30 th of June 2006, and tender your Arcelor shares to the Mittal Steel’s Exchange Offer because:

- Mittal Steel is offering a 70% premium over the unaffected Arcelor share price; this offer is made to 100% of Arcelor shareholders

- As part of the Severstal transaction, Arcelor shareholders will not receive a premium, and Mr Mordashov is not making an offer for 100% of the company despite acquiring a high degree of control

- Industrially and strategically, Mittal Steel is a superior partner as the No. 1 global steel producer; for example, Mittal Steel/Arcelor combines the No. 1 producer in the United States and Europe and creates the first 100 million+ tonnes steel producer world wide

- In the combination between Mittal Steel and Arcelor, Mittal Steel expects to generate ca US$1 billion in recurring synergies, with further upside potential, vs. ca. US$700 million estimated synergies in the Severstal deal as per Arcelor disclosure

- The Mittal Steel’s offer will allow Arcelor shareholder to participate in the possibly significant rerating and value upside of Mittal Steel stock

- The Mittal Steel offer disclosure has been reviewed by 5 European regulators and the U.S. Securities and Exchange Commission. It is much more extensive than the Arcelor/Severstal disclosure

- Mittal Steel is listed both in Europe and the United States and reports in accordance with European prospectus directive and the SEC standards, whereas most of the assets contributed by Mr Mordashov lack substantial disclosure; for example

     • Valuation details of the contribution of the mining assets were not made available
     • Severstal’s pro forma financials are not available
     • Lucchini’s historical financials are not available.

We recommend you vote AGAINST the resolutions.

Offer for Arcelor
- Offer Documents
- About Mittal Steel
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